SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 05 February 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






February 5, 2008



               BP DELIVERS DIVIDEND BOOST AND AGAIN REPLACES OIL
                  AND GAS RESERVES BY MORE THAN 100 PER CENT

BP today announced an increase of 25 per cent in its quarterly dividend, taking it to a level 31 per cent higher than a year ago. Chief Executive Tony Hayward said the rise reflected the company's increasingly robust view of the future and greater confidence in its ability to deliver sustained dividend income to shareholders.

The move also marks a shift in the balance between dividends and buybacks as a means of returning value to shareholders. BP said the repurchase of its own stock over the past eight years had shrunk its equity base by some 16 per cent, making a higher dividend more affordable. Hayward said the company would continue to buy back its shares, as appropriate.

BP again replenished its oil and gas reserves by more than its annual production, the 14th consecutive year it has reported reserves replacement in excess of 100 per cent, excluding acquisitions and divestments, a track record described by Hayward as "among the very best in our industry". The company said it had also lifted its crude price assumption from $40 to some $60 a barrel for planning purposes but would continue to benchmark projects to be robust at lower prices.

BP reported replacement cost profits, excluding non-operating items, of some $4 billion for the final quarter of 2007, a fall of one per cent on the corresponding quarter of 2006, bringing results for the year as a whole to $17.6 billion.

"Although our fourth-quarter profits were very disappointing in refining and marketing in particular, we made good, step-by-step progress in bringing new oil and gas fields on stream and rebuilding refining capacity during the period," Hayward said.

"Output is now ramping up from those fields and refineries and we anticipate that will feed through to the bottom line in the course of the year. We expect BP's overall oil and gas production to grow in 2008, although our exact net volumes will depend on how the crude price affects entitlements from production-sharing agreements."

To support growth, Hayward said Group capital spending was expected to increase from some $19 billion in 2007 to between $21 billion and $22 billion this year and, assuming a $60 price per barrel going forward, BP production would be over four million barrels of oil equivalent a day in 2009, rising to some 4.3 million barrels a day in 2012.

Reporting on the measures announced in October to cut BP's costs by slimming management and infrastructure and strengthtening central control of spending, he said he was now confident of reducing corporate overheads by 15 - 20 per cent.

"The steps we have already initiated will cut BP's headcount by some 5,000 by the middle of next year. This is in addition to the 9,500 jobs that will move off the payroll as a result of franchising our US convenience retail business."

He said that resulting restructuring costs were some $350 million in the fourth quarter of last year and expected to total around a further $1 billion in 2008, with material benefits feeding through in 2009.

Hayward described the competitive financial performance of refining and marketing as "very poor - despite the fact that we have a strong set of assets. The principal reason is poor reliability in some of our US refineries, which is compounded by the complexity and overhead structure of the business segment.

"But there is far more to do than merely restoring US refining reliability. We are absolutely determined to transform our downstream business as a whole. It will not happen overnight, but we believe that the performance gap with our competitors can be progressively narrowed in the next few years."

Hayward said operations had made steady progress in the fourth quarter, with the start-up of six new exploration and production projects adding an extra 250,000 barrels a day to BP's output of oil and gas. Refining capacity recovered to 300,000 barrels a day at Whiting and Texas City is on track to restore most of its economic capability by mid-year.

Hayward said BP's upstream business had secured access to major new sources of oil and gas in Oman, Libya and Canada, underpinning confidence in future growth.

Further information:  BP Press Office London, tel: +44 (0)207 496 4076

                                    - ENDS -



                                  SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 05 February 2008                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary